

Mail Stop 3561

August 5, 2016

Matthew J. Meloy
Executive Vice President and Chief Financial Officer
Targa Resources Corp.
1000 Louisiana St. Suite 4300
Houston, Texas 77002

      Re: **Targa Resources Corp.**
             Form 10-K for the Year Ended December 31, 2015
             Filed February 29, 2016
             Form 10-Q for the Period Ended March 31, 2016
             Filed May 10, 2016
             File No. 001-34991

             Targa Resources Partners LP
             Form 10-K for the Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 001-33303

Dear Mr. Meloy:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Targa Resources Corp.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Trends and Outlook, page 74

1. We note from your analyst call that one of your customers, Quicksilver, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. We also note from your risk factor on page 43 that other customers may be subject to bankruptcy proceedings or contract renegotiations. Please confirm our assumption, if true, that your results of operations have not been materially impacted by any such customer bankruptcies or contract renegotiations. Additionally, please confirm our assumption, if true, that there are no known customer bankruptcies or contract renegotiations that are likely to have a material impact on your future results.

2. We note disclosures throughout your filing that the current depressed commodity price environment could have a negative impact on your customers' creditworthiness and their performance under contractual arrangements. Please confirm our assumption, if true, that you have not seen a material increase in delinquency of your trade receivables or made any significant extensions to the payment terms offered to your customers. It appears that this could impact both your trade receivables asset and the number of accounts that qualify for your accounts receivable securitization facility and that any significant trends or uncertainties regarding collectability of your trade receivables could merit disclosure.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 156

3. In future filings, please name the executive managers and directors that own a controlling interest in Sajet Resources LLC. Additionally, please name the related persons associated with Tesla Resources LLC and Floridian Natural Gas Storage Company LLC. Refer to Item 404(a)(1) of Regulation S-K.

Financial Statements for the Year Ended December 31, 2015

Note 4 – Business Acquisitions, page F-20

4. We note your disclosure of the purchase price allocation for the Atlas mergers and your discussion of the revisions to that purchase price allocation that occurred during 2015, both due to measurement period adjustments and due to the errors described in Note 2. We have the following comments:

- Please describe to us in more detail how you valued the acquired property, plant and equipment after correction of the errors, and also tell us why you had significant measurement period adjustments to these assets.

- Please describe to us in more detail how you valued the acquired other intangible assets after correction of the errors, your basis for determining that these assets should be amortized over a 20 year life using the straight-line method, and why you had significant measurement period adjustments to these assets.

- Please consider revising your Critical Accounting Policies within MD&A to better explain the estimates and assumptions used in valuing these acquired assets given their materiality to your consolidated balance sheet.

Form 10-Q for the Period Ended March 31, 2016

Financial Statements for the Period Ended March 31, 2016

Note 20. Segment Information, page 37

5. We note that you reevaluated your reportable segments in connection with your acquisitions of Atlas and the Partnership. Please tell us your operating segments as of March 31, 2016. Also tell us whether you have aggregated multiple operating segments into any of your reportable segments. If so, provide us with your analysis of why such aggregation is appropriate under ASC 280-10-50-11 and disclose this aggregation as required by ASC 280-10-50-21(a).

Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Operations, page 44

6. Please refer to your discussion of Distributable Cash Flow on page 46. Please tell us why you continue to present this non-GAAP measure in filings subsequent to your acquisition of the Partnership. In doing so, please tell us in detail why this particular calculation of cash generated by you continues to be useful and relevant to your investors and analysts given the flexibility in paying dividends resulting from your corporate structure. Please note that non-GAAP measures that focus on cash generated are typically presented for yield-generating master limited partnership where available cash is required to be distributed as opposed to a C-Corporation where dividends are solely at the election of the Board of Directors. Also explain to us in detail why this is a performance measure for a corporation rather than a liquidity measure for a corporation.

Our Liquidity and Capital Resources, page 54

7. We note that an important component of your liquidity is the dividends you pay to your stockholders. In this regard, you state that your primary business objective is to increase the cash available for dividends to your stockholders. Please revise your disclosure to more clearly explain how your acquisition of the Partnership will cause your future liquidity to differ from your historical liquidity and specifically your ability to pay dividends to your stockholders. In doing so, please clarify the extent to which the increased amount of distributions you receive from the Partnership following the acquisition of its limited partner interests will be offset by a larger amount of dividends you will pay to your stockholders resulting from the significant increase in the number of your stockholders. Please also clarify the extent to which statements made under Item 5 of your Form 10-K indicating that you expect to increase dividends to your stockholders as the distributions you receive from the Partnership increase will continue to be true.

Targa Resources Partners LP

Form 10-K for the Year Ended December 31, 2015

General

8. Certain of our comments apply to both Targa Resources Corp. and Targa Resources Partners LP. In order to reduce the number of comments we issue, where a comment is applicable to both registrants, we have only issued the comment on Targa Resources Corp.; however, please ensure your response also addresses Targa Resources Partners LP where appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy at (202) 551-3832 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products